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                                                                    EXHIBIT II
                                 ACKNOWLEDGMENT AND AGREEMENT

        The undersigned wishes to receive from PRD Rig Partnership 1995, Ltd., and EER National 78 Partnership, Ltd., each a Texas limited partnership ("Transferors") certain shares (the "Shares") of the Common Stock, par value $.10 per share, of DI INDUSTRIES, INC., a Texas corporation (the "Corporation");
        The Shares are subject to that certain Shareholders' Agreement, dated as of May 7, 1996, and amended as of June 11, 1996 (the "Agreement");
        The undersigned has been given a copy of the Agreement and afforded ample opportunity in which to read it, and the undersigned is thoroughly familiar with its terms;
        Pursuant to Section 16 of the Agreement, the Corporation is prohibited from issuing certificates evidencing ownership of the Shares to certain persons unless and until such persons first acknowledge the terms thereof and agree to be bound thereby; and
        The undersigned wishes to receive such a certificate;
        NOW, THEREFORE, in consideration of the premises and to induce the Corporation to issue such a certificate to the undersigned, the undersigned does hereby acknowledge and agree that (i) the undersigned has been given a copy of the Agreement and ample opportunity in which to read it, and the undersigned is thoroughly familiar with its terms, (ii) the Shares are subject to the Agreement, and (iii) the undersigned does hereby agree fully to be bound thereby.
        Effective as of the 17th day of October, 1996.
                                            LA PATAGONIA OFFSHORE, INC.



                                            By: /s/ MIKE L. MULLEN
                                                  Mike L. Mullen, President